Exhibit T3A.1(a)

State of Delaware Secretary of State Division of Corporations Delivered 12:27 PM 04/24/2018 FILED 12:27 PM 04/24/2018 SR 20182961755 - File Number 6857348	CERTIFICATE OF FORMATION OF American Property Acquisition, LLC

1. The name of the limited liability company is American Property Acquisition, LLC.

2. The address of its registered office in the State of Delaware is: Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation of American Property Acquisition, LLC this 20th day of April, 2018.

Andrew Yeung
Authorized Person

DE083 – 2/20/07 CT System Online